UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TFF Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87241J104

(CUSIP Number)

November 15, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87241J104	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 124,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 124,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87241J104	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 124,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 124,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 87241J104	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 124,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 124,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87241J104	SCHEDULE 13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 124,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 124,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45%
12	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the initial statement on Schedule 13G filed by the Reporting Persons on November 22, 2022 (as amended prior to the date hereof, the “Original Filing”, as amended by Amendment No. 1 filed by the Reporting Persons on December 31, 2022, as amended by Amendment No. 2 filed by the Reporting Persons on December 31, 2023, and as amended by this Amendment No. 3, the “Statement”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 1(a).	NAME OF ISSUER

TFF Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 4.	OWNERSHIP

A.	The Fund:

(a)	Amount beneficially owned: 124,000 shares of Common Stock (consisting of 124,000 shares of Common Stock issuable upon exercise of 1,300,000 warrants)

(b)	Percent of class: 3.45%

(c)	(i) Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 124,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 124,000

B.	Carlson Capital:

(a)	Amount beneficially owned: 124,000

(b)	Percent of class: 3.45%

(c)	(i) Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 124,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 124,000

C.	Asgard II:

(a)	Amount beneficially owned: 124,000

(b)	Percent of class: 3.45%

(c)	(i) Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 124,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 124,000

D.	Mr. Carlson:

(a)	Amount beneficially owned: 124,000

(b)	Percent of class: 3.45%

(c)	(i) Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 124,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 124,000

The percentages reported in this Schedule 13G are based on 3,466,041 shares of Common Stock outstanding as of August 12, 2024, as of the Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 19, 2024

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.
By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CLINT D. CARLSON

/s/ Clint D. Carlson